EXHIBIT 4.97
Subscription Agreement
DRDGOLD (SOUTH AFRICAN OPERATIONS) PTY LTD KHUMO GOLD SPV (PROPRIETARY) LIMITED

SUBSCRIPTION AGREEMENT
This agreement is made on 18 November 2005.
Between
(1) DRDGold (South African Operations) (Pty) Ltd, registration number 2005/033662/07, a company incorporated in accordance with the laws of the Republic of South Africa and its registered address 299
Pendoring Ave, Blackheath, Randburg ("the Company");
(2) Khumo Gold SPV (Proprietary) Limited, Registration Number 2005/029595/07, a limited liability private company duly incorporated in the Republic of South Africa.
Recordals
In pursuance of the stated objective of DRDGold Ltd, Khumo Gold SPV and the Company to establish a mechanism for Khumo Gold SPV for direct equity participation in the South African operations of DRDGold Ltd, and which:
•      Recognise the past financial and strategic contribution of the Khumo Bathong Group toward the sustenance of the operations owned by ERPM Ltd and Crown Gold
Recoveries (Pty) Ltd, both of which have been incorporated into the Company;
•      Recognise the strategic and commercial value of promoting and accommodating direct equity and management participation by Historically Disadvantaged Persons, in securing access to the mineral resources which are mined by the subsidiaries of the
Company, in the long term;
•      Reflect the commitment of DRDGold Ltd, the Khumo Bathong Group and the
Company to promote and contribute to Black Economic Empowerment in the Mining
Industry, both in respect of existing assets, and as a platform for additional participation and growth;

i.     The Company has offered 150,000 (one hundred and fifty thousand) ordinary shares (the
"Subscription Shares"), which would upon issue constitute 15% (fifteen percent) of the entire issued share capital of the Company at the Subscription Price;
ii.     Khumo Gold SPV has expressed the desire to subscribe for the shares on the terms of this,
Subscription Agreement; and
iii.     DRDGold has agreed to provide a financial facility to enable Khumo Gold SPV to subscribe for the Subscription Shares.
NOW THEREFOR IT IS AGREED AS FOLLOWS:

1.
Interpretation
1.1. In this agreement and the Schedules, unless the contrary intention appears:
1.1.1.    "Completion” means the completion of the transactions and matters specified in clause 3;
1.1.2.    "Encumbrance II means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, or other encumbrance or security of any kind;
1.1.3.    "Shares" means ordinary shares of R0.001 each in the Company;
1.1.4.    "Subscription Price” means R13,22 million, being the aggregate of the nominal value and the premium payable in respect of each Subscription
Shares;
1.1.5.     "Subscription Shares" means 150,000 (ONE HUNDRED AND FIFTY
THOUSAND) fully paid ordinary shares in the Company of R0.001 each for which Khumo Gold SPV is subscribing under clause 2;
1.1.6.     "Warranties” II means the warranties referred to in Schedule 1.

1.2. In this agreement and the Schedules unless the context otherwise requires:
1.2.1.     Words denoting anyone gender include all other genders and words denoting the singular shall include the plural and vice
versa;
1.2.2.      A reference to:
(a) a "subsidiary" or “holding company” shall be construed in accordance with Companies Act of 1973, as amended and in
force at the date of this agreement;
(b) a "clause" or a II Schedule II is a reference to a clause of, or a
Schedule to, this agreement;
(c) a person includes a reference to a body corporate, an
unincorporated association or a partnership and that person's legal and personal representatives and successors; and
(d) any statutory provision includes a reference to the
statutory provision as modified or re-enacted or both from time to time (whether before or after the date of this agreement).
1.3. When any payment falls due or any other obligation falls to be performed on a Saturday, Sunday or a day on which banks are not open for the transaction of normal business in the Republic of South Africa, then such payment shall be made, or such obligation performed, on the next succeeding day on which banks are open for the transaction of normal business in South
Africa.

1.4.
Headings are for ease of reference only and shall not affect the interpretation of this agreement.

2. Subscription
2.1. Khumo Gold SPV will subscribe for the Subscription Shares being
150,000 (one hundred and fifty thousand) fully paid, ordinary shares against payment of the Subscription Price.
2.2. For the avoidance of doubt the Subscription Shares will be subscribed for by, and issued and allotted to Khumo Gold SPV, and not by or to, any nominee of
Khumo Gold SPV.

3.
Completion
3.1. Completion will take place immediately after the completion of the suspensive conditions when:
3.1.1.     Khumo Gold SPV will procure payment of the Subscription Price by instructing Cliffe Dekker Inc Attorneys to transfer such portion of the proceeds raised from the issuance of class A cumulative participating compulsorily redeemable preference shares in the share capital of Khumo
Gold SPV to DRDGOLD, as are required to cover payment of the
Subscription Price, to the bank account of the Company the details of which the Company shall provide to the said Attorneys in writing;
3.1.2.     All payments made by Khumo Gold SPV to the Company will be made in
South African currency, free from deduction and either by telegraphic or electronic transfer of funds for same day value to such bank account as the Company has previously advised Khumo Gold SPV.
3.1.3.      The Company will:
a. duly issue and allot the Subscription Shares to Khumo Gold SPV on the basis that the Subscription Shares will be issued and allotted to
Khumo Gold SPV as fully paid up Shares; and

b. deliver to Khumo Gold SPV (or as it directs) a share certificate or certificates relating to the same;

4.
Conditions Precedent
4.1. This Subscription Agreement is conditional upon:
4.1.1.     the Parties receiving independent affirmation by an accredited institution that the transaction is fair and reasonable to shareholders of DRDGold, the subscription for shares being a related party transaction;
4.1.2.      the Audit Committee of DRDGold approving the transaction;
4.1.3.     DRDGold and Khumo Gold SPV concluding and executing an agreement in terms of which DRDGold will subscribe for 31,811 (thirty one thousand eight hundred and eleven) class A cumulative participating compulsorily redeemable preference shares in the share capital of Khumo
Gold SPV with a par value of Rl.00 (one rand) each at a premium of
R999.00 (nine hundred and ninety nine rand);
4.1.4.     DRDGold and Khumo Gold SPV concluding a shareholders agreement essentially in accordance with the terms of the agreement hereto, marked
"Draft Shareholders Agreement".
4.2. If the aforementioned conditions are not met by the ninetieth day after the date on which it is signed by the Party last signing it, and unless the Parties agree to extend the date of compliance, this Agreement shall lapse. Each Party undertakes in favour of the other Parties to use the reasonable endeavours and act in good faith to achieve compliance within the stated time.

5.
Warranties
5.1. The Company hereby warrants to Khumo Gold SPV that each of the
Warranties is true and accurate at the date of this agreement.
5.2. The maximum aggregate liability of the Company in relation to the
Warranties shall under no circumstances exceed the Subscription Price for the
Subscription Shares or part thereof that the Company has actually received from
Khumo Gold SPV in cleared funds.
6.
Confidentiality
6.1. Any communication between Khumo Gold SPV on the one hand, and the
Company on the other (each to be regarded for the purpose of this clause 5 and clause 7 as one party), and between any of their respective subsidiaries, or their representatives which is marked confidential or which is of a commercially sensitive, proprietary or confidential nature will be kept strictly confidential by the party receiving such communication.
6.2. Each of such parties will take reasonable precautions to ensure that its officers and employees and the officers and employees of each of its subsidiaries comply with the provisions of this clause and that none of such individuals discloses any term of this agreement, or discloses or uses any confidential information which it acquires in connection with this agreement or in connection with the negotiations leading up to the same, unless the other party agrees.
6.3. Nothing in this clause will prevent the disclosure of any information required by law or any regulation or rule of any stock exchange or other regulatory authority, save that such disclosure shall be made by the party concerned only after reasonable consultation, if practicable, with the other and, so far as practicable, taking into account the reasonable

requirements (as to timing, contents and manner of making or despatch of such disclosure) of the other.
7.
Duration and Termination
7.1. Without prejudice to any accrued rights and obligations this agreement shall continue in full force and effect until the earlier of:
7.1.1. the date on which the parties agree in writing that this agreement is to terminate;
7.1.2. the date of the commencement of winding up of the Company.
7.2. The termination of this agreement shall be without prejudice to the rights of the parties in respect of any breach of this agreement occurring prior to such termination.
7.3. Notwithstanding the above provisions, the obligations of the parties pursuant to clause 5 will survive termination.

8.
Announcements
8.1. Subject to clause 7.2 no announcement, communication or circular concerning the transactions referred to in this agreement shall be made or despatched at any time (whether before or after Completion) by either party without the prior written consent of the other (such consent not to be unreasonably withheld or delayed).
8.2. Where the announcement, communication or circular is required by law or any regulation or rule of any stock exchange or other regulatory authority, it shall be made by the party concerned only after reasonable consultation, if practicable, with the other and, so far as practicable, taking into account the reasonable requirements (as to timing, contents and manner of making or despatch of the announcement, communication or circular) of the other.

9. Further Assurance
Each of the parties agrees to perform all further acts and things as the other parties may reasonably require to implement and give effect to the provisions of this agreement and for the purposes of vesting in the parties the full rights and benefits to be vested in the parties under this agreement, including voting any of its shares in the Company.

10.
General
10.1.  This agreement and the documents referred to in it contain the whole agreement between the parties relating to the transaction contemplated by this agreement and supersede all previous agreements between the parties in relation to these transactions.
10.2.    No variation or agreed termination of this agreement shall be of any force or effect unless in writing and signed by each party.
10.3.      The failure to exercise or any delay in exercising any right or remedy under this agreement shall not constitute a waiver of that right or remedy or a waiver of any other right or remedy and no single or partial exercise of any right or remedy under this agreement shall prevent any further exercise of that right or remedy or the exercise of any other right or remedy.
10.4.       This agreement shall be personal to the parties and save where specified otherwise no party shall be entitled to assign its rights or obligations under this agreement to any person without the prior written consent of the other parties.
10.5. Each party will bear its own costs in connection with the preparation and execution of this agreement.
10.6. In the event of an ambiguity or conflict between the provisions of this agreement and the articles of association of the Company the provisions of this agreement will prevail as between the parties.
11. Notices
11.1. Any notice or other communication under or in connection with this agreement shall be in writing and shall be delivered personally or by commercial courier to each party due to receive the notice or communication at its address set out below, or at such other address as the relevant party may specify by notice in writing to the other parties.
The Company

Physical:
4 Ebsco House, 299 Pendoring Ave, Blackheath

Postal:
PO Box 3390, Maraisburg, 1700

Telefax:               011 482 4641

E-mail:
themba.gwebu@za.drdgold.com

Attention:           N Pretorius

Khumo Gold SPV:

Physical:
The Birches, Riverwoods Office Park, Johnson Road, Bedfordview, 2008

Postal:
PO Box 2031, Bedfordview, 2008

Telefax:               (011) 457 6901

Email:
toynette@khumo-bathong.co.za

Attention:
Dr Paseka Ncholo
11.2.       Any notice or other communication shall be deemed to have been duly given if delivered personally when left at the address referred to in the immediately preceding clause, or if delivered by commercial courier on the date of signature of the courier's receipt.

12.
Governing Law
12.1.    The construction, validity and performance of this agreement shall be governed and construed in all respects by the laws of the Republic of South Africa, and the parties hereby submit to the non-exclusive jurisdiction of South Africa.
12.2.    Each of the parties irrevocably agrees and submits to the non-exclusive jurisdiction of the courts of South Africa to hear and determine any suit, action or proceeding which may arise out of or in connection with this agreement.
13.
Counterparts
This agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but the counterparts together shall constitute one and the same instrument.

Schedule 1
Warranties
1. Corporate
1.1. The Company is a duly organised limited liability company validly existing under the laws of South Africa.
1.2. The share register of the Company contains true, complete and accurate records of the members of the Company at the date hereof.
1.3. True copies of the memoranda and articles of association of the Company have been disclosed to Khumo Gold SPV and set out all rights attaching to the share capital of the Company.

2.
Subscription Shares and Title to Shares
2.1. On issue, the Subscription Shares will be free from any Encumbrance.
2.2. The unissued share capital of the Company is free from any
Encumbrance and there are no arrangements in force or claimed entitling any person to, or to the creation of, any Encumbrance or to the issue or creation of any shares, stock, debentures or loan capital of the Company.

This agreement has been entered into on the date stated at the beginning of this document.

/s/ JWC Sayers
JWC Sayers
Chief Financial Officer
for and on behalf of
DRDSA
in the presence of:

/s/ MP Ncholo
MP Ncholo
Director
for and on behalf of:
Khumo Gold SPV
in the presence of: